Filed by Inveresk Research Group, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject company: Inveresk Research Group, Inc. Commission File No. 333-118257

The following notice was sent to Inveresk option holders in Canada today.

TO:	Canadian Holders of Stock Options Issued by Inveresk Research Group, Inc.

RE:	The Impact Of The Merger on Your Stock Options

DATE:	October 15, 2004

As you are aware, Inveresk Research Group, Inc. (“Inveresk”) entered into an Agreement and Plan of Merger, dated as of June 30, 2004, as amended (the “Merger Agreement”), with Charles River Laboratories International, Inc. (“Charles River”) and certain wholly owned subsidiaries of Charles River. The Merger Agreement provides, among other things, for a merger in which a wholly owned subsidiary of Charles River, will be merged with and into Inveresk and Inveresk as the surviving entity in the merger will become a wholly owned subsidiary of Charles River. Both companies’ shareholders are expected to approve the merger on October 20, 2004, and the merger is expected to become effective on or about that day.

The Merger Agreement provides that at the time the merger becomes effective, each outstanding option to purchase Inveresk common stock will be converted into an option to purchase Charles River common stock, based on an option exchange ratio of 0.8 of a share of Charles River common stock for each share of Inveresk common stock covered by the option immediately before the effective time of the merger (rounded down to the nearest whole number of shares). The Merger Agreement further provides that to the extent necessary to avoid triggering a Canadian tax liability for the option holder, the exchange ratio for that holder may be adjusted.

In order to allow for the conversion of your Inveresk stock options into options to purchase Charles River common stock without imposition of Canadian taxes, at the effective time of the merger (the “Effective Time”), each of your outstanding Inveresk stock options will automatically convert into an option to purchase shares of Charles River common stock at an exchange ratio (the “Option Exchange Ratio”) equal to the lesser of (1) 0.8 shares of Charles River common stock and (2)

•	the closing sale price per share of the Inveresk common stock as reported on the Nasdaq National Market on the last trading day preceding the effective time of the merger, divided by

•	the closing sale price per share of Charles River common stock as reported on the New York Stock Exchange on the last trading day preceding the effective time of the merger.

The exercise price for the shares of Charles River common stock issuable upon the exercise of each of your converted options will be determined by dividing (a) the exercise price of your Inveresk option immediately prior to the Effective Time by (b) the Option Exchange Ratio (rounded up to the nearest cent). You do not need to take any action to convert your options. This will occur automatically. We have provided some examples below of how these provisions will work.

Illustrations

A.	Assume you hold an option to buy 100 shares of Inveresk common stock for $10.00 per share. Assume also that on the last trading day before the effective time of the merger, the closing sale price of Charles River common stock was $40.00 per share and the closing sale price for shares of Inveresk common stock was $34.00 per share.

In this case, the Option Exchange Ratio is 0.8 and your Inveresk option will convert into an option to buy 80 shares of Charles River common stock. This is the result because the ratio obtained by dividing the last closing sale price of Inveresk stock by the last closing sale price of Charles River common stock is greater than 0.8. The exercise price for your new Charles River option will be $12.50 per share ($10.00 divided by 0.8).

B.	Assume you held the same option to buy 100 shares of Inveresk common stock for $10.00 per share, but that on the last trading day before the effective time of the merger the closing sale price of Charles River common stock was $50.00 per share and the closing sale price of Inveresk common stock was $39.00 per share.

In this case, the Option Exchange Ratio is 0.78 and your Inveresk option will convert into an option to buy 78 shares of Charles River common stock. This is because the ratio obtained by dividing the last closing sale price of Inveresk common stock by the last closing sale price of Charles River common stock is less than .80. The exercise price for each option to purchase Charles River common stock will be $12.83 per share ($10.00 divided by 0.78, rounded up to the nearest cent).

This note is for explanatory purposes only. You do not need to take any action in respect of your Inveresk options. They will be automatically converted into Charles River options. Promptly following the merger, you will receive documents from Charles River confirming the details of your new options.

Any discussion of taxes in this document is only a general discussion. You should consult your tax advisor regarding any tax laws that affect you and regarding your own specific circumstances.

If you have any questions about any of the above please do not hesitate to contact Paul Bancroft via e-mail.

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Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on September 16, 2004. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The joint proxy statement/prospectus was mailed to shareholders of Charles River and shareholders of Inveresk on or about September 17, 2003. Investors and security holders can obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.